# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: abrdn National Municipal Income Fund, CIK 0000895574
CUSIP: 24610T108
Title of class of securities: Muni-MultiMode Preferred Shares
Address of issuer's principal executive offices: C/O ABRDN, 1900 Market Street, Suite 200, Philadelphia, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 06/16/2026
Amends the filing with accession number 0002052595-25-000016
Filed by CIK 0001344146
Persons authorized to receive notices and communications: Toronto-Dominion Investments, 1 Vanderbilt Avenue, New York, New York (NY), 10017, (212) 827-7488

## Reporting persons
- TORONTO DOMINION INVESTMENTS LLC (CIK 0001344146): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TORONTO DOMINION HOLDINGS (U.S.A.), INC. (CIK 0000744464): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TD GROUP US HOLDINGS LLC (CIK 0001710914): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- THE TORONTO-DOMINION BANK (CIK 0000947263): type of reporting person: bank (BK); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Muni-MultiMode Preferred Shares
Name of issuer: abrdn National Municipal Income Fund
Address of issuer's principal executive offices: C/O ABRDN, 1900 Market Street, Suite 200, Philadelphia, Pennsylvania (PA), 19103
Comment: This Amendment No. 5 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated May 3, 2019 and filed with the SEC on May 6, 2019 (the "Original Schedule 13D"), as amended by Amendment No. 1 dated February 11, 2022 and filed with the SEC on August 22, 2022 ("Amendment No. 1"), as further amended by Amendment No. 2 dated December 20, 2022 and filed with the SEC on December 22, 2022 ("Amendment No. 2"), as further amended by Amendment No. 3 dated April 18, 2025 ("Amendment No. 3"), as further amended by Amendment No. 4 dated July 15, 2025 ("Amendment No. 4") and filed with the SEC on July 17, 2025 for Toronto Dominion Investments, LLC ("TDI"), Toronto Dominion Holdings (U.S.A.), Inc. ("TDH"), TD Group US Holdings LLC ("TD GUS"), and The Toronto-Dominion Bank ("TD Bank") (collectively, the "Reporting Persons") with respect to Series 2049-2 (CUSIP No. 24610T702), and Series 2049-3 (CUSIP No. 24610T801) Muni-MultiMode Preferred Shares ("MMP Shares") of ABRDN NATIONAL MUNICIPAL INCOME FUND (the "Issuer").

## Item 2. Identity and Background
Name of person filing: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I referenced therein and replacing it with Schedule I included with this Amendment.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"The MMP Shares were redeemed by the Issuer on June 16, 2026 (the "Redemption") and as a result of the Redemption, the Reporting Persons no longer own any MMP Shares of the Issuer."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"As a result of the Redemption, the Reporting Persons no longer own any MMP Shares of the Issuer."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D, sections (d) and (e) are hereby amended and restated in its entirety as follows:

"(d) Not Applicable.

(e) On June 16, 2026, as a result of the Redemption, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities."
Other persons with the right to receive dividends or sale proceeds: (d) Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) On June 16, 2026, as a result of the Redemption, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

"The responses of the Reporting Persons in Item 3 and Item 4 hereof are incorporated herein by reference. All voting arrangements and financing arrangements relating to the MMP Shares have been terminated as a result of the redemption of the MMP Shares."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and inserting the following exhibits in their place:

"Exhibit Description of Exhibit

99.1 Joint Filing Agreement

99.2 Certificate for TD

99.3 Secretary's Certificate for TD GUS"

## Signatures
- TORONTO DOMINION INVESTMENTS LLC: /s/ Christina Petrou, Christina Petrou / Vice President & Chief Operating Officer (06/16/2026)
- TORONTO DOMINION HOLDINGS (U.S.A.), INC.: /s/ Christina Petrou, Christina Petrou / Vice President & Chief Operating Officer (06/16/2026)
- TD GROUP US HOLDINGS LLC: /s/ Andre Ramos, Andre Ramos / Executive Vice President and Chief Financial Officer TD AMCB (06/16/2026)
- THE TORONTO-DOMINION BANK: /s/ Christina Petrou, Christina Petrou / Vice President (06/16/2026)